Exhibit 4.3
(English Translation)
Lease Agreement for use other than as housing
This Agreement is entered into this first day of April 2010 in Seville BY AND BETWEEN:
Mr. Manuel Molina Trujillo, of legal age, a Spanish national, [* * *], domiciled for the purposes of this Agreement at Avenida de la Buhaira number 2 in Seville and duly acting on behalf of the company Centro Tecnológico Palmas Altas, S.A. (hereinafter referred to as the “the Lessor”), with registered address in Seville at [* * *], [* * *] and incorporated for an indefinite period of time. He is acting by virtue of a power of attorney executed before the Notary Public of the Illustrious College of Seville Mr. José Ruiz Granada on January 14, 2008, with the number of 189 of his protocol files.
AND:
Mr. Fernando Fernández Mera, of legal age, a Spanish national, [* * *] domiciled for the purposes of this Agreement at Calle Valgrande, 6 and acting on behalf of the company Telvent Servicios Compartidos SA (hereinafter, “the Lessee”), with registered address at Calle Valgrande, 6, [* * *] and incorporated for an indefinite period of time. He is acting by virtue of a power of attorney executed before the Notary Public of the Illustrious College of Madrid Mr. Juan Álvarez-Sala Walther on October 7, 2009 with the number of 1965 of his protocol files
Both Parties mutually recognize they have the necessary civil capacity to enter into this agreement in the capacity with which they are acting.
RECITALS
I.- WHEREAS, the Lessor is the owner of the Palmas Altas Campus (hereinafter, the “Campus”), which is to house the headquarters of Abengoa, S.A. in Seville, along with leases to other companies and destined to office use, having a total approximate surface area of 48,000 square meters for office use;
II.- WHEREAS, the aforementioned Campus meets the inhabitability and other conditions needed for use as offices and facilities, as do the Campus’s ancillary common services, without any other use being allowed, as set forth in this Agreement;
III.- WHEREAS, the Lessee is interested in proceeding to lease part of the Campus from the Lessor and using such space as premises for uses other than as housing, the Parties enter into this Lease Agreement in keeping with the following

Terms and Conditions
1.- Legal Status
Pursuant to the provisions set forth in Article 4 of Law 29/1994 of 24 November on Urban Leases (Ley 29/1994 de 24 de noviembre de Arrendamientos Urbanos), this Agreement shall be governed by the will of the Parties as set forth herein and, as regards any aspects not set forth herein, by the provisions laid down in Title III of the aforementioned Law and additionally by the Civil Code, as long as they do not contradict the agreements contained herein.
2.- Purpose and Use
2.1.- By means of this Agreement and subject to the terms set forth herein, the Lessor leases to the Lessee, which accepts, 100% of Building E and 60% of Building A, amounting to approximately ten thousand two hundred and ninety six square meters (10,296 m2), including common areas.
Additionally, the Lessee shall be entitled to use one hundred and fifty (150) parking spaces. Such entitlement of use shall be independent of the rent agreed upon by the Parties.
A plan showing the buildings thus leased is attached hereto in Annex 3.
The Lessor likewise grants part of the facilities belonging to the leased buildings and the Campus, such as the reception area, meeting rooms, leisure areas, nursery, gymnasium, restaurant, security services and vending services, for their use and enjoyment.
2.2.- The Lessor shall provide the Lessee with common operating service (hereinafter, the “Common Services”), such as cleaning, gardening, etc. Such Common Services are listed in Annex 1 attached hereto, which forms an integral part of this Agreement.
2.3.- Furthermore, the Parties do hereby agree that the Lessor shall provide the Lessee with ancillary services on the basis of number of users, work posts (W.P.) and/or the amount of consumption (hereinafter, the “Ancillary Services”), such as the nursery, catering services, gymnasium, etc. The scope of such Ancillary Services is enumerated in Annex 2 attached hereto, which forms an integral part of this Agreement. The total number of work posts (W.P.) occupied by the Lessee shall amount to 785 (seven hundred and eighty-five).
2.4.- The Lessee shall require the Lessor’s prior written consent to allocate the building/s and the common areas of the Campus to an activity other than the one set forth herein, and the Lessee shall be held solely liable for any consequences that may arise from performing any activity not permitted by the regulations that may apply.

2.5.- The Lessee shall obtain any permits and licenses as may be required to perform its activities in the building and/or the Campus on its own account and at its own expense and risk and shall likewise be held liable for any damages it may cause to the Lessor for not fulfilling such obligation. For its part, the Lessor does hereby state that the leased area has the necessary licenses so that the Lessee may perform its activity, and the latter does hereby state that it is aware of the Campus’s features, deeming them appropriate for the activities it shall perform therein.
2.6.- The Lessee may not use the building/s and Common Areas of the Campus for nursery, catering, bar and/or coffee bar activities, without prejudice to the fact that such activities may be included among the Common Services agreed upon.
3.- Term of Lease
3.1.- This Agreement shall enter into force on the first day of April 2010, when the Lessor shall hand the premises over to the Lessee, and it shall have a term of five years counting from the date it enters into force.
3.2.- Should the end of the term initially agreed upon be reached and neither of the Parties has given the other six (6) month’s prior notice of its wish not to extend it, the Agreement shall be implicitly renewed for a term equivalent to the one initially agreed upon.
3.3.- The contractual period agreed upon is mandatory and an essential condition of this Agreement. Hence, in the event of the Agreement’s unilateral abandonment by the Lessee prior to its finalization or in the event of the Agreement’s early termination by the Lessee for reasons that may be imputed to it, the Lessee shall have to compensate the Lessor for an amount equivalent to the rent corresponding to the term that has yet to expire.
3.4.- The Lessee shall return the areas of the leased Campus to the Lessor in the same state as they were in when it was handed over to the Lessee, except for wear and tear, on the date the Agreement comes to an end or is terminated. Any expenses that may have to be paid to ensure the Campus meets such condition shall be incurred by the Lessee.
4.- Prices
4.1.- The rent for the leased surface area, as described in the Clause 2.1, was agreed upon at market prices and shall amount to one million six hundred and six thousand one hundred and seventy-six euros (€ 1,606,176) per year, which shall be paid in advance in twelve monthly installments of one hundred and thirty-three thousand eight hundred and forty-eight euros (€ 133,848) each. The rent shall be effectively paid within the first five days of each month by means of a bank transfer to the Lessor’s account or to the bank account of any person duly authorized to receive such amount. The rent thus agreed upon is equivalent to 13 euros per square meter and month of occupation. The price of the parking spaces shall amount to seventy euros (€ 70) per month of occupation.
4.2.- The price of the Common Services set forth in Annex 1 attached hereto shall amount to eight euros and eighty-seven cents per square meter (€ 8.87 /m2).
4.3.- Annex 2 attached hereto sets forth the prices for Ancillary Services on the basis of the number of users, work posts and/or the amount of consumption.
4.4.- Should the Lessee fail to pay any amount due within the term laid down, it shall be obliged to pay late payment interest on such amount as set forth in Article 7 of Law 3/2004 of 29 December. Such interest shall accrue on a daily basis and shall be charged to the rent or services invoice affected (as appropriate) corresponding to the month immediately following the month in which the delay has come about. Under no circumstances may the payment of such penalty lead to an entitlement to delay the payment of any amounts due.
5.- Price Reviews
5.1.- The rent agreed upon in the Clause 4.1 shall be reviewed on an annual basis in the month the Agreement was entered into by applying either the positive or negative variation of the Consumer Price Index, in keeping with the conditions set forth hereunder:
In order to set the annual increase, the Consumer Price Index percentage announced by the National Statistics Institute (Instituto Nacional de Estadística), or the body that may replace it, shall be used, and such Index shall refer to the cumulative variation for the year on a month-to-month basis up to the monthly installment due prior to the date of the successive increases.
Such increase shall be applied to the actual rent paid out in each year, therefore including the successive increases that may have already applied to date.
Should the Consumer Price Index not be published in the month in which such an increase has to be applied, the Parties shall wait until it is published and any differences arising from the months during which the increase was not applied shall be paid retroactively in a single payment.
In any event, the failure to apply such a review in any year does not entail the waiver of such entitlement by the Lessor.
5.2.- Should the aforementioned Index cease to be published by the National Statistics Institute, or by the body that may replace it, it shall be replaced by the index that may substitute it or, failing that, by other official publications or data that reflect consumer price variations. Similarly, should this Agreement be extended for a period or periods equivalent to the term initially agreed upon, the Lessee shall proceed to update the rent agreed upon.
5.3.- Regarding the Common Services and the Ancillary Services, the price reviews are set forth in Annexes 1 and 2 respectively.
6.- Taxes
The lease which is the purpose of this Agreement is subject to Value Added Tax and consequently the monthly rent invoices and costs, if appropriate, shall reflect the amount of such tax at the tax rate that may prevail at any one time.
7.- Improvements and Maintenance of the Campus
7.1 The Lessee shall be prohibited from executing any kind of improvements on the building and/or the Campus without the Lessor’s prior written authorization.
In order to carry out any works or installations that may be thus authorized, the Lessee shall apply for and obtain the relevant permits and licenses at its own expense.
7.2.- The Lessor shall be obliged to carry out any repairs that may be necessary to maintain the building and/or Campus as well as all existing facilities in good working order and conservation. The Lessor shall be obliged to carry out any necessary maintenance, repairs, replacements or substitutions of elements (walls, ceilings, floors, facades, paint, doors, windows, glass, etc.) and facilities (air-conditioning, central heating, elevators, water, lighting, etc.), without it leading to an entitlement to raise the rent.
7.3.- The Lessee shall be responsible for paying any small repairs the premises’ ordinary wear and tear may require.
7.4.- Should the Lessor fail to carry out the necessary conservation and repair works, these may be done by the Lessee, which shall then invoice the Lessor for their amount.
7.5.- The provisions set forth in Article 23 of the Urban Lease Law shall not apply to this Lease Agreement.
8.- Cessation of Activity
The Lessee does hereby waive any kind of compensation due to a cessation of activity that the expiry of this Agreement may cause to it and, in particular, the entitlements laid down in Article 34 of the prevailing Urban Lease Law.

9.- First Refusal or Pre-emption
The Lessee does hereby waive any preferential right that may be granted to it, in particular, the rights set forth in Article 26 of the prevailing Urban Lease Law.
10.- Assignment and Subleasing
10.1. The Lessee may not assign, sublease or transfer the building and/or the common areas which are the purpose of this Agreement, either wholly or partially, and expressly agrees to exclude the first paragraph of Article 32 of the prevailing Urban Lease Law.
10.2. Notwithstanding the foregoing, the Lessor may allow other companies belonging to the Lessee’s group or Telvent GIT’s subsidiaries to use the leased surface areas without it being deemed as a sublease, assignment or transfer, or giving rise to a rent increase or altering in any way whatsoever the contractual relationship between the Lessor and the Lessee.
11.- Limitations
The following general limitations have been set forth:
The Lessee shall undertake to fulfill any rules that may apply to it through municipal ordinances and other regulations that may apply to it. Likewise, it may not perform bothersome, toxic, unhealthy or illicit activities, or store or handle bothersome, toxic, unhealthy or illicit products or materials that may endanger people or the property. The Lessee shall be held directly liable for any damages it may cause should it fail to fulfill this obligation, without prejudice to any possible action to terminate the Agreement the Lessor may take.
The installation of signs, billboards, announcements and other similar elements on the outside of the leased property shall be submitted to the Lessor’s prior written approval.
The Lessee shall fulfill the operating and security rules set by the Lessor for the Campus, which are attached hereto as an Annex.
12.- Liability and Insurance:
12.1.- From the entry into effect of this Agreement, the Lessee shall be held liable for any material damages the building and/or common areas may suffer, as long as they have been directly caused by the Lessee, as well as for third party liability inherent thereof.

The Parties shall not be held liable by the other Party and/or by any third party that may lodge a claim for consequential damages, loss of earnings and/or loss of profit arising from this Agreement.
12.2.- The Lessee shall be obliged to pay of the proportional part of any insurance policy bills against damages, civil liability and fire affecting the building itself and the contents of the leased premises. The Lessor shall pay the bills corresponding to the policies enumerated and shall share out the annual cost thereof on a pro-rata basis in proportion to the occupation percentage.
13.- Inspection of the Campus
13.1.- The Lessee shall authorize the Lessor to enter the leased building and/or services and facilities whenever it may required to do so to inspect the fulfillment of the conditions contained herein and, if necessary, grant entry to materials and workers to execute any works that may turn out to be necessary. Should such inspections detect any conservation and/or maintenance deficiencies, the Lessee shall be given notice thereof, after which the Lessor shall proceed to put such deficiencies right at its own expense and within a maximum of thirty days counting from the date of such notice.
13.2.- These entries shall be duly announced in advance, except in the case of emergencies or whenever they may be necessary and shall be carried out in such a way, so as to hinder the Lessee’s activity as little as possible.
13.3.- In any event, the employees of utilities (water, gas, electricity and telephone) may gain access to any part of the Campus to conduct inspections and/or repairs such companies may deem necessary.
14.- Termination of the Agreement
A).- Due to expiry of the term:
14.1.- Once the agreement has come to an end due to the term set forth herein expiring, the Lessee shall leave the Campus. Otherwise, the Lessor may take any relevant legal action to bring about its eviction.
14.2.- In the latter case, the Lessee shall be obliged to pay a daily penalty of 2% of the monthly rent set forth in Clause 4.1 for each day that transpires until the effective eviction comes about, without prejudice to any compensation for the direct such breach may cause to the Lessor, and the payment of the monthly rent installments corresponding to period that has elapsed from the Agreement finalization up to the eviction. Remaining in the premises and the payment of such penalty may in no way whatsoever be construed as an implicit renewal of the Agreement.

Under no circumstances may the penalty set forth in the preceding paragraph exceed the amount corresponding to six (6) monthly payments.
B).- Due to breach by the Lessee:
14.3.- A breach by the Lessee of the obligations set forth herein and, in particular but not limited to, the following:
•	Unauthorized subleasing, transfer or assignment.

•	Change of use or activity to which the premises are allocated, without the Lessor’s prior written consent.

•	Criminal or negligent damages caused to the premises, or the execution of works that have not been duly authorized by the Lessor.

•	Carrying out bothersome, unhealthy, noxious, hazardous or illicit activities.

•	Breaching the operating and security rules set forth in Clause 11 contained herein, and whose contents are attached hereto as Annex 4.

•	Failing to pay two (2) monthly rental installments.
C).- Due to a breach by the Lessor:
14.4. -Due to the leased space being unfit for the use agreed upon by the Parties.
•	Due to an inability to properly provide the Lessee with the Services included herein.
15.- Deposit
15.1.- In this act, the Lessee hands over to the Lessor the amount of two hundred sixty-seven thousand six hundred and ninety-six euros
(€ 267,696.00), equivalent to two monthly rental installments, as a deposit, the destination of which shall be determined by the Law and which in no case whatsoever may be applied to paying the rent or any amounts the Lessee may be obliged to pay as a result of this Agreement, not even for the last month the Agreement is in effect.
15.2.- Such deposit shall be returned to the Lessee when this Agreement comes to an end once any relevant deductions for replacements, repairs and costs caused by the Lessee have been deducted, as appropriate.
15.3.- For the purposes of reviewing the deposit, it shall be done in accordance with the provisions set forth in Article 36 of the prevailing Urban Lease Law.

16.- Notices
For the purposes of giving notice, the details set forth in the heading of this Agreement shall be designated as the Lessor’s address and, as regards the Lessee, its registered address at Calle Valgrande 6, Alcobendas, 28108 Madrid shall be used.
Notice of any changes made to such addresses shall be served to the other Party in an irrefutable manner.
17.- Jurisdictional Privileges
The courts of Seville shall hold competence to deal with any disputes that may arise from this Agreement and both Parties do hereby waive any jurisdictional privileges they may enjoy.

AND, IN WITNESS WHEREOF, both Parties have hereunto set their hand in the place and on the date first mentioned above.

Centro Tecnológico Palmas Altas, S.A.	Telvent Servicios Compartidos, S.A.

/s/ Manuel Molina Trujillo Mr. Manuel Molina Trujillo	/s/ Fernando Fernández Mera Mr. Fernando Fernández Mera